Exhibit 99.5

CONSENT OF CHUN KIT, YU

UDynamics Limited (the “Company”) intends to file a Registration Statement on Form F-1 (together with any amendments or supplements thereto, the “Registration Statement”), registering securities for issuance in its initial public offering. As required by Rule 438 under the Securities Act of 1933, as amended, the undersigned hereby consents to be named in the Registration Statement as a Director appointee.

Dated: August 21, 2026

/s/ Chun Kit Yu
Chun Kit Yu